UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 26 February 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY DIRECTORS
In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has awarded on 25 May 2018 (“the Award Date”),
Award effective 1 March 2018, Conditional Performance Shares to directors of major subsidiaries of Gold Fields in terms of the
Gold Fields Limited 2012 Share Plan (as amended) as set out
below.
Performance Shares (PS) are conditionally awarded, based on a share price of R46.2814 being the 3 day VWAP of 26, 27, 28 February 2018.
The shares were approved for awarding in 2018 however due to Gold
Fields Ltd going into a general closed period and a subsequent special closed period which was imposed on management, the award process was deferred to February 2019 upon lifting of the special closed period. The number of PS which may settle to a participant on vesting date i.e. three years from effective date of the award, will be determined by the company achieving pre-determined performance conditions as follows:
Relative Total Shareholder Return (TSR) - measured against the performance of ten other major gold mining companies based on the
Gold Fields share price compared to the basket of respective US dollar share prices of the peer group,
Absolute Total Shareholder Return (TSR) - Gold Fields share price measured at the start and the end of the performance period.
Free Cash Flow Margin (FCFM) – achievement of pre-determined FCFM target. The number of shares to be settled will range from 0% to
200% of the initial conditional award.
Name
NJ Holland
Position Director of: Gold Fields Ltd
No of PS awarded and accepted 380 207
Award Acceptance Date 25 February 2019
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
Name
A Baku
Position Director of a Major Subsidiary:
Gold Fields Ghana(Pty) Ltd

No of PS awarded and accepted 305 617
Award Acceptance Date 25 February 2019
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained.

26 February 2019
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 26 February 2019
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer